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12060313

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SEC Mail Processing Section

MAR 0 2 2012

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBR Capital Markets & Co.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 19th Street North

(No. and Street)

Arlington, VA 22209

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janelle R. Schutt 703-312-9747

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

1800 Tysons Boulevard, McLean, VA 22102

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley J. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBR Capital Markets & Co., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Embossed Hereon Is My
Commonwealth Of Virginia Notary Public Seal
My Commission Expires October 31, 2015
ANN MARIE PULSCH

Signature

EVP, CFO & Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBR Capital Markets & Co.

Statement of Financial Condition

December 31, 2011
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	94,140
Receivables:		
Due from clearing broker		1,000
Due from affiliates		2,888
Investment banking		2,060
Other		3,646
Trading account securities, at fair value		73,142
Furniture, equipment, software, and leasehold improvements, net of accumulated depreciation and amortization		6,162
Prepaid expenses and other assets		10,172
Total assets	$	193,210
Liabilities and Shareholder's Equity		
Liabilities		
Trading account securities sold but not yet purchased, at fair value	$	35,496
Accrued compensation and benefits		12,677
Accounts payable and accrued expenses		11,608
Due to affiliates		33,359
Total liabilities		93,140
Commitments and Contingencies (Note 9)		
Shareholder's equity		
Common stock, $1 par value, 2,000 shares authorized, 1,135 shares issued and outstanding		1
Additional paid-in capital		172,768
Accumulated deficit		(72,699)
Total shareholder's equity		100,070
Total liabilities and shareholder's equity	$	193,210

The accompanying notes are an integral part of these financial statements.